SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No. _____)


                             ObjectSoft Corporation
____________________________________________________________________________
                                (Name of Issuer)





                    Common Stock, par value $0.0001 per share
____________________________________________________________________________
                         (Title of Class of Securities)




                                   674427 40 6
____________________________________________________________________________
                                 (CUSIP Number)




                                November 15, 2000
____________________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ]   Rule 13d-1(b)
   [X]   Rule 13d-1(c)
   [ ]   Rule 13d-1(d)

CUSIP No.    674427 40 6                 13G    Page    2    of    3    Pages



1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        GEORGE J. FEBISH

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [ ]


3   SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


NUMBER OF                 5.   SOLE VOTING POWER

SHARES                         507,915
                          __________________________________________________
BENEFICIALLY              6.   SHARED VOTING POWER

OWNED BY                       0
                          __________________________________________________
EACH                      7.   SOLE DISPOSITIVE POWER

REPORTING                      507,915
                          __________________________________________________
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                          0
____________________________________________________________________________
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       507,915

____________________________________________________________________________
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [ ]
____________________________________________________________________________
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.9%
____________________________________________________________________________
12.    TYPE OF REPORTING PERSON*

       IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.    674427 40 6        13G.     Page    3     of     3      Pages

Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item:

Item 4(a)       Amount Beneficially Owned As of December 31, 2000:

              507,915 shares. Includes 25,000 shares owned by a family trust established by the reporting person, of which the reporting person has retained no right of revocation. One of the trustees of the trust, Janis Febish, is the wife of the reporting person. Mrs. Febish has sole voting power, and shared dispositive power with the other trustee of the trust. The reporting person is not a trustee of the trust. The reporting person disclaims any beneficial ownership of the shares of common stock of the issuer owned by the trust.

                Includes 48,332 shares which are subject to currently exercisable options granted pursuant to the Issuer's 1996 Incentive Stock Option Plan, which expire February 15, 2001, three months after Mr. Febish's employment with the Issuer terminated. Also includes 100,000 shares which are subject to a currently exercisable warrant issued to Mr. Febish in connection with Mr. Febish's voluntary resignation from the Issuer, and 100,000 shares which are subject to currently exercsiable performance stock options which vested and were extended to December 5, 2003 in connection with such resignation.


Item 4(b)       Percent of Class: 6.9%

Item 4(c)    Number of share as to which such person has:

           (i)   sole power to vote or to direct the vote:  507,915
           (ii)  shared power to vote or to direct the vote: 0
           (iii) sole power to dispose or to direct the disposition of:
                 507,915
           (iv)  shared power to dispose or to direct the disposition of: 0

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 01, 2001

                                                      By: /S/  George J. Febish
                                                      Name:  George J. Febish